

August 17, 2022

John R. Beaver
President and Chief Executive Officer
BIOLASE, INC
27042 Towne Centre Drive, Suite 270
Lake Forest, California 92610

      Re: BIOLASE, INC
          Registration Statement on Form S-3
          Filed August 12, 2022
          File No. 333-266852

Dear Mr. Beaver:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Schwartz at 202-551-7153 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Beth E. Berg, Esq.